China Southern Airlines Company Limited

Terms of Reference of Remuneration and Assessment Committee

Chapter 1   General Provisions

Article 1	In order to establish a sound assessment and remuneration management system for Directors and senior management of China Southern Airlines Company Limited ("the Company") and improve the corporate governance structure, the Company established the Remuneration and Assessment Committee of the board of directors of the Company ("the Board") and formulated this Terms of Reference in accordance with the “Company Law of the People’s Republic of China”, “The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited”, the “Guidelines for Corporate Governance of Listed Companies”, the “Articles of Association of the Company” and other relevant provisions.

Article 2	The Remuneration and Assessment Committee is a specialized working organization established by the Board which shall be mainly responsible for formulating evaluation criteria and conducting assessment, formulating and reviewing remuneration policies and plans of the Directors and senior management of the Company and shall hold responsibilities to the Board.

Chapter 2   Composition

Article 3	The Remuneration and Assessment Committee shall comprise three Directors, at least two-third of which shall be independent Directors.

Article 4	Members of the Remuneration and Assessment Committee shall be nominated by the chairman of the Board, over half of the independent Directors or one-third of all Directors and shall be elected and appointed by the Board.

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Article 5	The Remuneration and Assessment Committee shall have a chairman, who shall be an independent Director and be responsible for the work of the committee, and the chairman of the Remuneration and Assessment Committee shall be elected by more than one half of the members of the committee. Should the members of the Remuneration and Assessment Committee are unable to reach a relative consent; the Board shall appoint one chairman.

Article 6	The term of office of members of the Remuneration and Assessment Committee shall be in line with the term of office of the Board and the members may be re-elected upon the expiry of the current term of office. During the term, any member of the committee ceases to hold office as a Director or any independent Director members no longer have the independence as stipulated in the Articles of Association of the Company, shall automatically lose the qualification as a member and the replacement shall be made in accordance with Articles 3 to 5 above.

Article 7	The working group subordinated to the Remuneration and Assessment Committee shall be specifically responsible for providing operational management information of the Company and relevant information of other assessment personnel, preparing the meetings of Remuneration and Assessment Committee and implementing the relevant resolutions of the committee.

Chapter 3   Terms of Reference

Article 8	The major terms of reference of the Remuneration and Assessment Committee are:

(1) to research the evaluation criteria of Directors and senior management remuneration, conduct the assessment and make recommendations to the Board based on the Company’s operation practices;

(2) to make recommendations to the Board on the Company’s policy, structure and plans for all Directors' and senior management remuneration and on the establishment of a formal and transparent procedure for developing remuneration policy;

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(3) to review the remuneration policies, structure and plans for all Directors and senior management and conduct performance appraisal on all Directors and senior management;

(4) to review and approve the management’s remuneration proposals with reference to the Board’s corporate strategies and objectives;

(5) to make recommendations to the Board on the remuneration packages of individual non-executive Directors, executive Directors and senior management, which should include benefits in kind, pension rights and compensation payments, including any compensation payable for loss or termination of their office or appointment;

(6) to study salaries paid by comparable companies, time commitment and responsibilities and employment conditions elsewhere in the Group;

(7) to review and approve compensation payable to executive Directors and senior management for any loss or termination of office or appointment to ensure that it is consistent with contractual terms and otherwise fair;

(8) to review and approve compensation arrangements relating to dismissal or removal of Directors for misconduct to ensure that they are consistent with contractual terms and are otherwise reasonable and appropriate;

(9) to ensure that no Director or any of his associates is involved in deciding his own remuneration, and supervise the implementation of the remuneration system of the Company;

(10) any other matters delegated by the Board.

Article 9	The Remuneration and Assessment Committee shall consult the chairman of the Board and/or the president of the Company about their remuneration proposal for other executive Directors. The Remuneration and Assessment committee shall have access to independent professional advice if necessary.

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Article 10	The remuneration plan of the Directors of the Company proposed by the Remuneration and Assessment Committee shall be approved by the Board, and shall be submitted to shareholders’ general meeting for consideration and approval before implementation. The remuneration distribution plan of the senior management shall be approved by the Board. The Board shall be entitled to veto the remuneration plan or scheme that are detrimental to the interests of shareholders.

Chapter 4   Decision-making Procedure

Article 11	The working group subordinated to the Remuneration and Assessment Committee shall be responsible for performing the preliminary works for decision-making and shall provide the following relevant information of the Company:

(1) results of performance of the major financial indicators and operation objectives of the Company;

(2) the management scope and the major functions and duties of each of the Company’s senior management;

(3) results of performance of the indicators involved in Directors' and senior management's position working performance assessment system;

(4) the operating performance of the Directors and the senior management in respective of innovation and profit generation;

(5) the relevant calculation basis of the remuneration distribution plan and distribution method formulated according to the operating results of the Company.

Article 12	Procedures for the assessment of Directors and the senior management performed by the Remuneration and Assessment Committee is as follows:

(1) the Directors and the senior management shall report on their work performance and deliver self-assessment report to the Remuneration and Assessment Committee;

(2) the Remuneration and Assessment Committee conducts performance assessment on the Directors and the senior management according to the performance evaluation criteria and procedures;

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(3) the Remuneration and Assessment Committee proposes the amount of remuneration and award method for the Directors and the senior management according to the position performance assessment results and remuneration distribution plan. After the proposal is approved by the committee, it shall be reported to the Board.

Chapter 5   Rules of Procedure

Article 13	The Remuneration and Assessment Committee shall be hold at least one meeting each year and notice shall be given to all members 7 days prior to the meeting. The meeting shall be presided over by the chairman of the committee. In the event that the chairman of the Remuneration and Assessment Committee is unable to attend the meeting, another member shall be desginated to preside over the meeting.

Article 14	The meeting of the Remuneration and Assessment Committee shall not be held unless over two-thirds of members attend the meeting. Each member shall have one vote and the resolutions made by the meeting must be approved by a majority of all members.

Article 15	Voting shall be conducted by show of hands or by poll. The extraordinary meeting may also be held by way of written resolution.

Article 16	The Directors, supervisors and senior management or personnel of working group may be invited by the Remuneration and Assessment Committee to attend its meetings as non-voting delegates when necessary.

Article 17	The Remuneration and Assessment Committee, if necessary, may appoint intermediate institutions to provide independent professional advice for its decision-making at the Company's expense.

Article 18	When the matters discussed at the meeting are related to the member(s) of the Remuneration and Assessment Committee, the person(s) concerned shall be absent from such discussion.

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Article 19	The convening procedure and voting method of the meeting of the Remuneration and Assessment Committee and the remuneration policies and distribution plan passed at such meetings shall comply with the relevant laws, regulations, Articles of Association of the Company and this Terms of Reference.

Article 20	The meeting of the Remuneration and Assessment Committee shall have minutes. Members of the committee attending the meeting shall sign on the minutes of meeting. The minutes of meeting shall be kept by the Company Secretary of the Company.

Article 21	Resolutions passed by and voting results of the meeting of the Remuneration and Assessment Committee shall be reported to the Board in writing.

Article 22	All members of the committee attending the meeting shall have the obligation for keeping the discussed matters confidential and shall not make any unauthorized disclosure.

Chapter 6   Supplementary Provisions

Article 23	The Terms of Reference shall come into force since the date of the Board's approval by resolution.

Article 24	For the matters which are not covered by the Terms of Reference, they shall be executed in accordance with the relevant laws and regulations of the State and the Articles of Association of the Company. In the event that the Rules are in conflicts with the laws and regulations promulgated by the State or the Articles of Association of the Company amended through valid procedure, the relevant laws and regulations of the State and the Articles of Association of the Company shall prevail, and the Terms of Reference shall be revised immediately and the revised version shall be reported to the Board for consideration and approval.

Article 25	The “other senior management” in the Terms of Reference shall refer to the management stated in the Articles of Association of the Company and the management appointed by the Board and approved at shareholders’ general meeting according to the operation needs of the Company.

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Article 26	The right to interpret the assessment criteria shall reside with the Board.

Note: The Terms of Reference was originally drafted in Chinese and the English translation is for your reference only. In case of any inconsistencies between the Chinese and the English version, the Chinese version shall prevail.

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